CORPORATE CONTROL & FINANCE
Hans H. van Barnveld
General Manager

April 19, 2007

Mr. Jim B. Rosenberg,
      Senior Assistant Chief Accountant,
           Securities and Exchange Commission,
               Division of Corporate Finance,
                   100 F Street, N.E.,
                      Washington, D.C. 20549.

Re:	ING Groep N.V. Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (file No. 001-14642)

Dear Ms. Hartz:

                We are writing on behalf of ING Groep N.V. (“Company”) in response to the oral comments received on April 18, 2007 from the Staff (“Staff”) of the Securities and Exchange Commission (“Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2005 (“2005 Form 20-F”), which also makes reference to one of your prior comments in the Staff’s letter dated March 20, 2007.

                We appreciate the Staff’s careful review of our 2005 Form 20-F. We have attempted to carefully and thoroughly consider each of the Staff’s comments and have agreed to change or supplement the disclosures in our filings. We are doing that in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.

                For your convenience, we have restated your comment in bold type below. The response is designated with the letter “R” below the comment number.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1.	Refer to comment 2. Please provide to us in disclosure type format the following supplement to the proposed disclosure included in Appendix 1. Revise it to include the following related to the importance of this measure and how it should be used:

•	Include targeted ratios that management monitors and what will result from changes in those ratios. Include the discretion that management has when it comes to following these guidelines.
•	Discuss the way that the external rating agencies use this measure, including what threshold amounts will cause changes to those ratings and the impact that such changes will have on the Company.

R:    The revised proposed disclosure is provided in Appendix 1.

*       *       *

                Please do not hesitate to call me at (011) 31-20-541-8510 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 with any questions or comments concerning this response.

Very truly yours, /s/ Hans Van Barneveld Hans Van Barneveld General Manager Corporate Control and Finance

cc:	Paul Dudek
Jim Rosenberg
Jim Atkinson
(Securities and Exchange Commission)

Cees Maas
John Hele
Pim Brouwer
Harm van de Meerendonk
Jos Koster
Marga van Dijk
Edwin van Dixhoorn
(ING Groep N.V.)

Jan Nooitgedagt
Kevin Guckian
(Ernst & Young LLP)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

APPENDIX 1:  Proposed disclosure on Adjusted Capital

Adjusted Capital
In addition to the regulatory capital requirements, as presented in note 34 to the consolidated financial statements, ING also measures and manages capital ratios for capital management purposes. ING calculates these capital ratios on the basis of “adjusted capital”. Adjusted capital differs from Shareholders’ equity in the consolidated balance sheet. The main differences are that adjusted capital excludes unrealized gains and losses on debt securities and the cash flow hedge reserve and includes hybrid capital. Adjusted capital is reconciled to shareholders’ equity as follows:

December 31, 2006
Shareholders’ equity (in parent)	38,266
Group hybrid capital	7,606
Revaluation reserves debt securities and other	(3,352)
Adjusted capital	42,520

“Group hybrid capital” comprises subordinated loans and preference shares issued by ING Group, which qualify as (Tier-1) capital for regulatory purposes, but are classified as liabilities in the consolidated balance sheet.

“Revaluation reserves debt securities and other” includes unrealized gains and losses on available-for-sale debt securities (EUR 1,709 million), the cash flow hedge reserve (EUR 1,357 million) and capitalized goodwill (EUR 286 million).”

ING uses adjusted capital in calculating its debt/equity ratio, which is a key measure in ING’s capital management process. The debt/equity ratio based on adjusted capital is used to measure the leverage of the ING Group and ING Insurance. The target and actual debt/equity ratio based on adjusted capital are communicated internally to key management and externally to investors, analysts and rating agencies on a quarterly basis.

ING uses adjusted capital for these purposes instead of Shareholders’ equity presented in the balance sheet principally for the following reasons:

•	adjusted capital is a measure used by ING in its capital management process, and forms the basis for calculating the debt/equity ratios which are used internally by ING to manage the equity leverage on a Group basis and at the ING Insurance level;

•	adjusted capital is calculated based on the criteria in the capital model that is used by Standard and Poor’s to measure, compare and analyse capital adequacy and leverage for insurance groups, and the level of our adjusted capital may thus have a direct impact on the S&P ratings for the Company and its operating insurance subsidiaries;

•	ING believes its Standard and Poor’s financial strength and other ratings are one of the most significant factors looked at by our clients and brokers, and accordingly are important to the operations and prospects of our insurance operating subsidiaries, and a major distinguishing factor vis-à-vis our competitors and peers; and

•	adjusted capital is also a measure used by regulatory authorities to measure and monitor the safety and soundness of our insurance subsidiaries, and in the event that our adjusted capital levels are insufficient we can expect regulatory scrutiny, including requirements for additional capital or restrictions on our business.

To the extent our debt/equity ratio (based on adjusted capital) increases or the components thereof change significantly period over period, we believe that rating agencies and regulators would all view this as material information relevant to our financial health and solvency. On the basis of adjusted capital, the debt/equity ratio of ING improved to 9.0% in 2006, from 9.4% in 2005. The debt/equity ratio of ING Group between December 31, 2002 and December 31, 2006 has been in the range of 19.9% to 9.0% and has declined consistently during this period as a result of capital management action and favorable equity markets. Although ratings agencies take many factors into account in the ratings process and any of those factors alone or together with other factors may affect our rating, we believe that an increase of our debt/equity ratio significantly, and for an extended period of time, above 20% could possibly result in actions from rating agencies including a possible downgrade of the financial strength ratings of our operating subsidiaries. Similarly, although regulatory authorities do not currently set any explicit leverage requirements for ING Group, an increase of our debt/equity ratio significantly, and for an extended period of time, above 20% could also likely result in greater scrutiny by regulatory authorities.  ING currently targets a 10% debt/equity ratio for ING Group. This target is reviewed at least once a year and approved by the Executive Board. During the yearly review many factors are taken into account to establish this target, such as rating agency guidance, regulatory guidance, peer review, risk profile and strategic objectives. During the year, the ratio is managed by regular reporting, forecasting and capital management actions. Management has full discretion to change the target ratio if circumstances change.